EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of U.S. Restaurant Properties, Inc. on Form S-3 of our report dated March 12, 2004 (which expresses an unqualified opinion and includes explanatory paragraphs relating to changes in the methods of accounting for discontinued operations in 2002 and asset retirement obligations in 2003 as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations, respectively), appearing in the Annual Report on Form 10-K of U.S. Restaurant Properties, Inc. for the year ended December 31, 2003. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

DELOITTE & TOUCHE LLP

Dallas, Texas

March 15, 2004